

December 30, 2025

Jeffrey M. Schweitzer
Chief Executive Officer
Univest Financial Corporation
14 North Main Street
Souderton, PA 18964

> **Re: Univest Financial Corporation**
> **Registration Statement on Form S-4**
> **Filed December 19, 2025**
> **File No. 333-292296**

Dear Jeffrey M. Schweitzer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Scott A. Brown, Esq.